UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)

Omega Healthcare Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

681936100

(CUSIP Number)

April 1, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681936100	13G	Page 1

1.	NAMES OF REPORTING PERSONS LG Aviv L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (see Item 4)*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,488,431 shares (see Item 4)*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,431 shares (see Item 4)*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (see Item 4)*
12.	TYPE OF REPORTING PERSON (see instructions) PN
* As of April 13, 2015. See Item 4.

CUSIP No. 681936100	13G	Page 2

1.	NAMES OF REPORTING PERSONS Alan E. Goldberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (see Item 4)*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,488,431 shares (see Item 4)*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,431 shares (see Item 4)*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (see Item 4)*
12.	TYPE OF REPORTING PERSON (see instructions) IN
* As of April 13, 2015. See Item 4.

CUSIP No. 681936100	13G	Page 3

1.	NAMES OF REPORTING PERSONS Robert D. Lindsay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0 (see Item 4)*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,488,431 shares (see Item 4)*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,431 shares (see Item 4)*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (see Item 4)*
12.	TYPE OF REPORTING PERSON (see instructions) IN
* As of April 13, 2015. See Item 4.

CUSIP No. 681936100	13G	Page 4

Item 1.

(a)	Name of Issuer Omega Healthcare Investors, Inc.

(b)	Address of Issuer’s Principal Executive Offices 200 International Circle Suite 3500 Hunt Valley, Maryland 21030

Item 2.

Citizenship

(a)	Name of Person Filing

(b)	Address of the Principal Office or, if none, residence

(c)	Citizenship Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i) LG Aviv L.P. c/o Lindsay Goldberg LLC 630 Fifth Avenue, 30th Floor New York, NY 10111

(ii) Alan E. Goldberg 630 Fifth Avenue, 30th Floor New York, NY 10111

(iii) Robert D. Lindsay 630 Fifth Avenue, 30th Floor New York, NY 10111

The general partner of LG Aviv L.P. is LG Aviv GP, LLC (the “GP”).  Messrs. Goldberg and Lindsay are the executive managers of the GP and, through a series of affiliated investment funds, share ownership and voting control of the GP.  LG Aviv L.P. is organized under the laws of the state of Delaware, and Messrs. Goldberg and Lindsay are citizens of the United States of America.

(d)	Title of Class of Securities Common Stock, par value $0.10 per share (“Common Stock”)

(e)	CUSIP Number 681936100

CUSIP No. 681936100	13G	Page 5

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Sole power to vote or to direct the vote:

(a)
Amount beneficially owned:

Calculations of the percentage of shares of Common Stock beneficially owned assume a total of 182,651,994 shares of Common Stock outstanding, according to information filed by Aviv REIT, Inc. on March 30, 2015 and Omega Healthcare Investors, Inc. on April 3, 2015.  As of April 13, 2015, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

As of April 1, 2015, LG Aviv L.P. directly held 18,000,000 shares of Common Stock, and LG Aviv LP Voting Trust directly held 1,488,431 shares of Common Stock, which in the aggregate represented approximately 10.7% of the Common Stock outstanding.  As of April 13, 2015, LG Aviv L.P. directly held no shares of Common Stock, and LG Aviv LP Voting Trust directly held 1,488,431 shares of Common Stock. Pursuant to the voting trust agreement, LG Aviv L.P. does not have the power to vote or direct the vote of these shares held by the voting trust, whose trustee may vote the shares in its sole discretion (the “Trust Shares”).  Subject to certain conditions, LG Aviv L.P. has dispositive power of the Trust Shares.

Messrs. Goldberg and Lindsay may each be deemed to beneficially own the Common Stock beneficially owned by LG Aviv L.P. directly or indirectly controlled by him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either Mr. Goldberg or Mr. Lindsay is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and each of Messrs. Goldberg and Lindsay expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(b)	Percent of class: As of April 13, 2015, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

	(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

	(iii)	Sole power to dispose or to direct the disposition of :

See each cover page hereof.

	(iv)	Shared power to dispose or to direct the disposition of :

See each cover page hereof.

CUSIP No. 681936100	13G	Page 6

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

CUSIP No. 681936100	13G	Page 7

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : April  13, 2015

LG AVIV L.P.

By:	LG Aviv GP, LLC, its general partner

	By:	/s/ Alan E. Goldberg
		Name:	Alan E. Goldberg
		Its:	Executive Manager

By:	/s/ Robert D. Lindsay
	Name:	Robert D. Lindsay
	Its:	Executive Manager

ALAN E. GOLDBERG

By:	/s/ Alan E. Goldberg

ROBERT D. LINDSAY

By:	/s/ Robert D. Lindsay

Exhibit Index
Exhibit No.	Description

1	Joint Filing Agreement, dated April 13, 2015, among LG Aviv L.P., Alan E. Goldberg and Robert D. Lindsay